Exhibit 99.2

INVESTMENT AGREEMENT

THIS INVESTMENT AGREEMENT (the “Agreement”) is made and entered into effective as of the 18th day of August, 2025, by and among Neurolief Ltd., a company organized under the laws of the State of Israel having its principal offices at 12 Giborei Israel, Netanya, Israel, 4250412 (the “Company”) and Brainsway Ltd., a company organized under the laws of the State of Israel having its principal offices at 16 Hartum Street, RAD Tower, Jerusalem, 9777516, Israel (the “Investor”), and together with the Company, the “Parties” and each, a “Party”).

RECITALS:

WHEREAS, the Board of Directors of the Company (the “Board”) has determined that it is in the best interests of the Company to raise additional capital in an aggregate amount of up to $16M, to be extended in up to three installments (each: an “Installment”), the first two of which, by means of convertible loans all as further provided herein; and

WHEREAS, the Investor wishes to effectuate the initial investment in the Company of the first Installment, by way of a convertible loan, in the principal amount of US$5,000,000 in consideration of the grant of the rights in this Agreement to the Investor, upon and subject to the terms and conditions hereof; and

WHEREAS, subject to the satisfaction of certain milestones, the Investor undertakes to make certain additional investments in the Company in an aggregate amount of up to $11M, in two further Installments, on the terms and subject to the conditions provided herein; and

WHEREAS, as a further material inducement for the Investor’s undertakings herein, the Investor wishes to be granted certain rights (such rights, collectively, the “Call Option”) to acquire all of the outstanding equity interests of the Company, subject to the terms and conditions of this Agreement and the Call Option Agreement (as defined herein). The Company acknowledges and agrees that such Call Option is a significant factor in the Investor’s decision to enter into this Agreement and provide financing to the Company and the Investor acknowledges and agrees that the grant of the Call Option to it by the Company is a valuable economic right afforded to the Investor by the Company in order to receive such financing; and

WHEREAS, as a further material inducement for the Investor’s undertakings herein, in order to grant the Investor certain governance rights prior to the conversion of the Principal Amount (as defined herein), the Company has agreed to create and issue to the Investor, at the Closing, one (1) share of a newly designated class of Special Shares (the “Special Share”), which shall carry no economic rights but shall entitle the holder to appoint director(s) to the Board of Directors, to certain special consent rights, and the right to receive its nominal value upon liquidation of the Company, all as set forth in the Amended Articles; and

WHEREAS, the Company is a party: (i) to that certain Second Amended and Restated Convertible Bridge Loan Agreement dated on or around February 2025 in an aggregate principal amount of approximately $4.895M (plus an additional approximately $89,579 deemed convertible loans thereunder from the Company’s CFO and CEO in in lieu of deferred salary through September 30, 2024 the “First Company CLA Salary Deferral”) (collectively: the “First Company CLA”); and (ii) that certain Convertible Bridge Loan Agreement dated on or around February 2025 in an aggregate principal amount not to exceed $3.776M (which amount includes approximately $87,499 (the “Second Company Salary CLA Deferral”) deemed convertible loans thereunder from the Company’s CFO and CEO in in lieu of deferred salary from October 1, 2024 through Closing) (collectively, the “Second Company CLA”, and together with the First Company CLA, the “Existing Company CLAs”; all lenders which are parties to the Existing Company CLAs shall herein be collectively referred to as the “Existing Company CLA Lenders”);

WHEREAS, at the Closing (and contingent thereupon), the First Company CLA (but without any interest accrued thereon which shall be forgiven) shall be converted into such number of Series B-2 Preferred Shares of the Company as reflected in the Capitalization Table (as defined below) (it being clarified that all of such shares underlying the foregoing conversion shall be included in the Fully Diluted Basis (as defined below) for purposes of calculation of the Conversion Price (as defined below) which shall have the rights, privileges and preferences as set forth in the Amended Articles (as defined below) (the “First Company CLA Conversion”).

WHEREAS, (i) pursuant to the Existing Company CLA Amendments (defined below) up to $3.776M of principal amount (including the Second Company CLA Salary Deferral) shall rank pari passu with Loan Amount, including with respect to creditor and repayment rights, and upon conversion (as further reflected in the Capitalization Table on a pro-forma basis following the Closing), and (ii) any amount of principal actually advanced under the Second Company CLA by the Closing Date, in excess of $3.776M (if any) (the “Second Company CLA Surplus Subordinated Amount”), shall be treated as follows: (i) any and all shares of the Company underlying the conversion of the Second Company CLA Surplus Subordinated Amount shall be included in the Fully Diluted Basis (as defined below) for purposes of calculation of the Conversion Price (as defined below) (it being clarified however, that nothing in the foregoing shall be deemed to imply the actual conversion thereof, which conversion terms (including timing) shall be determined according to the terms of the Second Company CLA, as amended), all as further reflected in the Capitalization Table (as defined below), and (ii) any repayment thereof shall be subordinate and subject to the prior and full repayment of the Loan Amount as further provided in the Existing Company CLA Amendments (as defined below);

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.	Agreement to Make and Accept the Convertible Loan and Subsequent Investments.

1.1. Convertible Loan. Subject to and in accordance with the terms and conditions of this Agreement, at the Closing (as defined below), the Investor shall provide to the Company, and the Company shall accept from the Investor, a convertible loan in the principal amount of US$5,000,000 (the “Initial Principal Amount”).

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1.2. Interest. The Initial Principal Amount will bear interest on the outstanding balance at a simple rate per annum equal to the minimal rate permitted by Section 3(j)(“yud”) of the Israeli Income Tax Ordinance, 5721-1961 (and any rules and regulations promulgated thereof) (the “Interest”). The Initial Principal Amount, and all Interest accrued thereon and the VAT payable on such Interest, are collectively referred to as the “Initial Loan Amount”.

1.3. Repayment. Unless previously converted or repaid pursuant to the terms of this Agreement, the outstanding Initial Loan Amount shall become due and payable to the Investor on the date that is the three-year anniversary of the Closing Date (the “Maturity Date”); provided that it shall not be a breach of this Agreement as long as the Company completes the repayment of the Initial Loan Amount in full within 1 (one) year following the Maturity Date (the “Repayment Grace Period”), and further provided, that the Investor may, at the request of the Company and subject to its sole discretion, defer the Maturity Date to the Call Option Termination Date (as defined in the Call Option Agreement), by giving the Company notice in writing at any time prior to the Maturity Date. At any time prior to the Maturity Date (as and if deferred), the Investor will inform the Company by written notice if upon the Maturity Date, if it elects for the outstanding Initial Loan Amount to be repaid, or alternatively to have the Initial Principal Amount converted into shares as provided herein (in which case the accrued Interest thereon shall be deemed waived by the Investor and therefore shall be neither converted nor repaid); provided, however that in the event that no such written notice is timely given, then the Investor shall be deemed to have elected the outstanding Loan Amount to be repaid in accordance with the provisions of this Agreement. If it elects it to be repaid, the Company may obtain additional debt or equity financing to repay the outstanding Initial Loan Amount, without any restriction on the part of the Investor, and the Call Option shall expire immediately upon the repayment in full of the outstanding Loan Amount to the Investor.

1.4. Issuance of Special Share. Subject to the Closing taking place, the Company shall issue to the Investor the Special Share. The Special Share shall have such rights, preferences and privileges as set forth in the Amended Articles.

1.5. Use of Proceeds. The Company will use the Initial Principal Amount substantially in accordance with the budget following the Closing attached hereto as Exhibit A (the “Budget”), as may be amended from time to time Board subject to the procedures set forth in the Amended Articles.

1.6. [Reserved].

1.7. Subordination and Amendment of Existing Company CLAs. A condition to Closing shall be that Existing Company CLA Lenders, constituting the requisite majority necessary to effectuate an amendment to the Existing Company CLAs, execute and deliver an amendment to each of the Existing Company CLAs in substantially the form as set forth in Schedule 2.2.1.8(A) and (B)) (the “Existing Company CLAs Amendments”) confirming, inter alia, (i) effectuation of the First Company CLA Conversion immediately prior to the Closing (and contingent thereupon), (ii) that any payments with respect to the Second Company CLA Surplus Subordinated Amount (if any) shall be subordinated to the full repayment of the Loan Amount (as defined below), that the maturity date under the Second Company CLA shall be the Maturity Date under this Agreement, that interest accrued on the Second Company CLA with respect to the period commencing on the Closing Date and onwards, shall accrue at the same rate as provided in Section 1.2 of this Agreement (it being clarified that any interest accrued on the Second Company CLA during the period commencing on the respective dates of funding of all amounts constituting the Second Company CLA through the Closing Date shall remain unchanged as set forth in the Existing Company CLAs Amendment), and that the Event of Default under the Second Company CLA shall be substantially identical to the corresponding provisions of this Agreement.

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1.8. Additional Future Investments. Subject to the Closing having occurred, and contingent upon the Company meeting certain milestones described below, the Investor undertakes to provide additional funding at two subsequent closings (the “Second Closing” and the “Third Closing”, each of which may be referred to as a “Subsequent Closing” and collectively the “Subsequent Closings”), as further provided in this Section 1.8.

1.8.1.     Second Investment. At the Second Closing, and (in addition to the conditions set forth in Section 2.4), conditioned upon FDA Approval (defined below) (the “Second Investment Milestone”), the Investor shall provide to the Company, a convertible loan in the principal amount of up to US$6,000,000, as specified in the Company’s Investment Request (as defined below, where the exact portion of the Second Principal Amount to be provided shall be determined by the Board (such principal amount actually extended to the Company by the Investor per the Company’s request, shall be referred to herein: the “Second Principal Amount”). The Second Principal Amount will bear Interest on the outstanding balance from the date of its disbursement to the Company, at the same rate as set forth in Section 1.2 above per annum. The Second Principal Amount, and all Interest and VAT accrued thereon, are collectively referred to as the “Second Loan Amount”, and collectively with the Initial Loan Amount, which is outstanding, the “Loan Amount”. The Second Principal Amount and the Initial Principal Amount are collectively referred to as the “Principal Amount”. Unless previously converted or repaid pursuant to the terms of this Agreement, the Second Loan Amount shall become due and payable to the Investor on the Maturity Date (as and if deferred in accordance with Section 1.3, and subject to the Repayment Grace Period set forth therein). At any time prior to the Maturity Date, the Investor will inform the Company by written notice if upon the Maturity Date, it elects for the outstanding Second Loan Amount to be repaid, or alternatively to have the Second Principal Amount converted into shares as provided herein (in which case the accrued Interest thereon shall be deemed waived by the Investor and therefore shall be neither converted nor repaid); provided, however that in the event that no such written notice is timely given, then the Investor shall be deemed to have elected the outstanding Loan Amount to be repaid in accordance with the provisions of this Agreement. If it elects it to be repaid, the Company may obtain additional debt or equity financing to repay the outstanding Second Loan Amount, without any restriction on the part of the Investor, and the Call Option shall expire as of immediately upon the repayment in full of the outstanding Loan Amount to the Investor. “FDA Approval” means: receipt by the Company of an Approval Order from the U.S. Food and Drug Administration (the “FDA”) for the Proliv Rx neurostimulation system for depression, which shall include approval as an adjunctive tool for management or treatment, or use for medication resistant or treatment-refractory depression, for use at home, and may include post approval obligations provided that it does not include any condition that would prevent commercial sale of the product in the United States.

1.8.2.     Third Investment. Subject to the Second Closing having occurred and the investment of the Second Principal Amount, at the Third Closing, and (in addition to the conditions set forth in Section 2.4), conditioned upon Company having achieved twelve month revenues of US$10,000,000, calculated on a trailing 12-month basis based on a reviewed (by the Company’s auditors, in accordance with US GAAP) statement(s) of the Company’s revenues for the applicable 12 calendar month period (the “Third Investment Milestone”), the Investor shall (subject to satisfaction of the conditions to a Subsequent Closing set forth in Section 2.4 below) pay to the Company the Third Investment Amount, in consideration for which the Company shall allot to the Investor Series S-3 Preferred Shares of the Company (the Preferred S-3 Shares, and together with the Preferred S-1 Shares and Preferred S-2 Shares, as defined below, the “Preferred S Shares”), which shall have the rights, preferences and privileges set forth in Amended Articles, for the aggregate purchase price specified in the Company’s Investment Request, such amount not to exceed US$5,000,000 (the “Third Investment Amount”) (where the exact portion of the Third Investment Amount to be provided shall be determined by the Board). The price per share of the Preferred S-3 Shares (the “Third Investment PPS”) shall reflect a pre-money Company valuation, as of the Closing Date, on a Fully Diluted Basis, of $55,000,000, assuming the investment and conversion of the Principal Amount and the Second Company CLA; and the number of Preferred S-3 Shares to be issued and allotted to Investor (the “Third Closing Shares”)) shall be the result obtained by dividing the Third Investment Amount by the Third Investment PPS; all as further reflected in the Capitalization Table. The current Capitalization Table simulation assumes the investment of the maximum Principal Amount (i.e., $11M) prior to investment of the Third Investment Amount, in which case, the Third Investment PPS shall be $2.82 (and if and to the extent the Second Principal Amount actually invested is lower than $6M, at the request of the Company, then the Capitalization Table shall be adjusted accordingly so to reflect the actual Principal Amount that was invested).

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1.8.3.     The amounts actually called by the Company in respect of the Second Principal Amount and the Third Investment Amount shall each be determined by the Board in its reasonable discretion, considering the Company’s capital needs, business plan, and other relevant factors.

1.8.4.     In order to minimize the potential for any dispute regarding the determination of the Company’s revenues for the purpose of determining the Third Investment Milestone, the Parties agree to the following:

1.8.4.1.	the Company’s revenues will be calculated in accordance with US GAAP, as consistently applied by the Company in accordance with past practice;

1.8.4.2.	upon decision of the Board, following the date upon which the Company first generates revenues in any calendar quarter of at least $250,000, the Company’s quarterly financial statements which shall be delivered to the Investor and the other entitled shareholders pursuant to the IRA (as defined below) on a quarterly basis shall be financial statements reviewed by the Company’s auditors (“Quarterly Reviewed FS”).

1.8.4.3.	upon Investor’s receipt of any Quarterly Reviewed FS from the Company, the Investor shall have the right, to be exercised within 14 business days following the delivery date thereof, to review, inter alia, the Company’s revenues with the Company’s CFO and ensure that they are reflected in accordance with the abovementioned accounting principles;

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1.8.4.4.	revenues of the Company as set forth in any Quarterly Reviewed FS which were (i) approved by the Board, with the affirmative vote or written consent of a director appointed by the Investor, or (ii) not subject to any outstanding contest that was previously raised by the Investor pursuant to the procedure set forth in Section 1.8.4.3 shall have the presumption of being correct for purposes of determining whether the Third Investment Milestone has been achieved, unless such revenues has been adjusted in the course of the preparation of the Audited Financial Statements of the Company, in which case the revenues as adjusted shall have the presumption of being correct for purposes of determining whether the Third Investment Milestone has been achieved.

1.8.5.     The Company shall provide the Investor with written notice promptly upon it becoming aware of the achievement of each of the Second Investment Milestone and the Third Investment Milestone (each, a “Milestone” and a “Milestone Notice”, respectively), together with the documentary evidence reasonably necessary to demonstrate that the applicable Milestone has been reached. Together with such notice, or in a separate notice to be given no later than 30 days after the date when the applicable Milestone was reached, the Company may issue a request (“Investment Request”) for the Second Principal Amount or the Third Investment Amount, as the case may be.

1.8.6.     The Investor shall have 10 business days following the delivery of each Milestone Notice (as applicable with respect to each Milestone, the “Review Period”) to review such Milestone Notice and any additional information and documents received from the Company and to either: (a) inform the Company of its position as to the attainment of the Milestone by the Company, or (b) request additional information and documents from the Company as may be reasonably required for the Investor in order to confirm the satisfaction of the Milestone. If such additional information has been requested by the Investor, the Review Period shall be extended for 10 additional business days following the delivery to the Investor of all such additional information and documentation. In case the Investor does not agree that the Company has achieved such Milestone (the “Dispute”), the Investor shall inform the Company in writing, within the Review Period, of its conclusion which such written notice shall include the reason for such Dispute (the “Objection Notice”) and the Investor and the Company will promptly commence discussions to resolve such Dispute. If the Investor does not deliver an Objection Notice within the applicable Review Period (as extended, if and as applicable), then the Investor shall be deemed to have agreed with the Milestone Notice. If within 3 business days following the commencement of such discussions, the Investor and the Company have not resolved such Dispute, then either the Investor or the Company may submit for resolution of the Dispute to an independent expert consultant (the “Expert”). The Expert shall be appointed by mutual agreement of the Company’s chairman and the Investor’s Chief Executive Officer and shall serve as an arbitrator to resolve the items in Dispute. If the Parties cannot agree on the appointment of the Expert within 5 business days, the appointment shall be an individual recommended by the Company’s US regulatory counsel for the Second Investment Milestone, and the Company’s auditor for the Third Investment Milestone (in each case with meeting the necessary requirements and qualifications set forth in this Section 1.8.6). The Expert shall hold the relevant expertise and experience. Accordingly, the Parties contemplate the appointment of an independent regulatory consultant with at least seven (7) years’ direct experience in FDA medical-device submissions (including De Novo and PMA pathways) and who has no current or former association with the Company in case of dispute regarding completion of the Second Investment Milestone, or appointment of an accounting firm associated with one of the “Big 4” international accounting firms, that has no current or former association with the Company or the Investor in case of dispute regarding completion of the Third Investment Milestone. The Expert will provide its final determination within 14 days after the date of its appointment in case of the Second Investment Milestone or 30 days after the date of its appointment in case of the Third Investment Milestone. This provision for arbitration shall be specifically enforceable by the Parties, and the determination of the Expert in accordance with the provisions hereof shall be final and binding upon the Company and the Investor with no right of appeal therefrom (save for manifest error) This arbitration clause shall be treated as an arbitration contract between the parties for all intents and purposes and the provisions of the Israeli Arbitration Law of 1968 shall be applied to the arbitration proceedings and the Expert, unless the parties expressly agree to the contrary. The Expert shall not be bound by procedural rules. The costs of the Expert and any legal expenses borne in connection therewith shall be borne by the Party against whom the Dispute is determined.

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1.8.7.     Subject to the satisfaction of the conditions to the Subsequent Closings pursuant to Section 2.4 below, upon completion of the Review Period (and, if applicable, the Expert determination under Section 1.8.6), each of the Subsequent Closings shall take place as follows: (A) If no Objection Notice is delivered during the Review Period (as extended), the applicable Subsequent Closing shall take place within 7 business days after the expiration of the Review Period (as and if extended in accordance with Section 1.8.6 above); and (B) If a Dispute is raised and referred to an Expert, then, upon and subject to receipt of the Expert’s final determination that the applicable Milestone was achieved, the applicable Subsequent Closing shall take place within 7 business days after such determination.

1.8.8.     If, notwithstanding the satisfaction of all the conditions to the applicable Subsequent Closing, the Investor fails to duly comply with its obligations herein and fund the Second Principal Amount or the Third Investment Amount by the applicable date designated therefor according to this Agreement (each, a “Default”), the Company shall immediately notify the Investor of such Default and in the event that such Default is not remedied within 21 days from the date of delivery of the notice by the Company, then the Investor shall constitute a “Defaulting Investor” (a “Defaulting Investor”) for the purpose of this Agreement, the Amended Articles and the Call Option Agreement. In case the Investor is a Defaulting Investor, and as a sole and exclusive remedy for the Company, the following provisions shall apply: (a) the Investor’s Call Option and the right of the Investor to appoint any director to the Company’s (or any of its subsidiaries) Board of Directors pursuant to the Amended Articles, shall be automatically extinguished and of no further force and effect; (b) so long as the Second Company CLA remains outstanding and is not converted, the outstanding Principal Amount shall remain outstanding (and shall not be converted without the Company’s prior consent), shall become due and repayable by the later date of: (i) the Maturity Date plus the Repayment Grace Period (i.e., the fourth year anniversary of the Closing Date), or (ii) 12 months from the date upon which the Investor is as a Defaulting Investor; and may be prepaid at any time. In such case, the rights, privileges and preferences of the Special Share pertaining to the Investor (including its veto rights) shall be automatically amended as specified in the Amended Articles in reference to a case of a Defaulting Investor; (c) upon conversion of the Second Company CLA into shares of the Company an amount equal to the greater of $5,000,0000 or 50% of the outstanding Principal Amount (if any) (without any accrued interest which shall be deemed waived (i.e., neither converted nor paid) shall be automatically and concurrently converted into Conversion Shares (as defined below) based on the applicable a Conversion Price (which shall be the First Conversion Price (defined below) if Default is with respect to the Second Principal Amount, and the Second Conversion Price (defined below) if Default is with respect to the Third Principal Amount), and shall have such rights, privileges and preferences as specified in the Amended Articles, specifically in reference to a case of a Defaulting Investor, and following such conversion, any portion of the outstanding Principal Amount not so converted and the Interest accrued thereupon, shall remain outstanding under the terms of this Section 1.8.8 and may be converted at any time at the option of the Investor at the Third Investment PPS (without any accrued interest which shall be deemed waived (i.e., neither converted nor paid); and (d) any other provisions in the Amended Articles relating to a Defaulting Investor shall apply.

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1.8.9.     Nothing in this Section 1.8 (other than in case of Default) shall supersede or limit the Investor’s Call Option rights set forth in Section 4. The Call Option may be exercised (subject to its own terms) during the Call Option Period (as defined in the Call Option Agreement) regardless of whether the Second Closing or Third Closing has occurred, except as otherwise expressly stated in this Agreement or the Call Option Agreement (e.g., Non-Exercise Period or if the Investor has elected not to invest despite the satisfaction of the applicable Milestone due to the occurrence of a Material Adverse Change as per Section 2.4.6.2).

2.	Closing, Delivery and Payment.

2.1. Closing. The closing of the payment and receipt of the Initial Principal Amount and the grant of the Call Option (the “Closing”) shall take place via an electronic closing through exchange of separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, on or around the date which is 14 days following the date hereof or at such other time as the Company and the Investor mutually agree (the date of the closing being herein referred to as the “Closing Date”).

2.2. Deliveries and Transactions at the Closing. At the Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

2.2.1.     The Company shall deliver to the Investor the following documents:

2.2.1.1.          Shareholders Resolutions. Duly executed resolutions of the shareholders of the Company (which may be in the form of a written resolution or minutes of a general meeting and in any event shall include the requisite approvals as required under the Current Articles), substantially in the form attached as Schedule 2.2.1.1 hereto, pursuant to which the shareholders of the Company shall have, inter alia, approved all transactions contemplated hereby and taken all necessary corporate actions related to such transactions, including but not limited to:

2.2.1.1.1.               As of immediately prior to the Closing: (A) increasing and modifying the authorized share capital of the Company to create and authorize the Special Share for the issuance to the Investor, and the creation of the Preferred S Shares, (B) approving the replacement, no later than immediately prior to the Closing, of the Current Articles (as defined below) with the Amended and Restated Articles of Association, in the form attached hereto as Schedule 2.2.1.1.1 (the “Amended Articles”); (C) approving the execution, delivery and performance by the Company of this Agreement, the Existing Company CLA Amendments (and all transaction contemplated thereby, including without limitation, the First Company CLA Conversion), the IRA and all documents, agreements, certificates, and instruments furnished pursuant or ancillary hereto or thereto (collectively with the Amended Articles, the “Ancillary Documents”, and collectively with this Agreement, the “Transaction Documents”); and (D) changing the composition of the Board as of the Closing and each Subsequent Closing; and

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2.2.1.1.2.               [Reserved].

2.2.1.1.3.               [Reserved].

2.2.1.2.          Board Resolutions. Duly executed unanimous resolutions of the Board (which may be in the form of a written resolution or minutes of the board of directors), substantially in the form attached as Schedule 2.2.1.2 hereto, pursuant to which the Board shall have, inter alia, approved all transactions contemplated hereby and taken all necessary corporate actions related to such transactions, including but not limited to, (A) approving the execution, delivery and performance by the Company of this Agreement and each Ancillary Document requiring such, (B) approving the issuance of the Special Share to the Investor, and (C) approving the issuance to the Investor of the Conversion Shares upon conversion of the Principal Amount, and the Third Closing Shares at the Third Closing (the “Aggregate Shares”, and together with the Call Option, and the Ordinary Shares which may be issued upon conversion of the Aggregate Shares, collectively, the “Securities”).

2.2.1.3.          Share Certificate. Validly executed share certificate evidencing the registration of the Special Share in the name of the Investor, in the form attached hereto as Schedule 2.2.1.3 in the name of the Investor.

2.2.1.4.          Shareholders Register. A copy, duly certified by an officer of the Company and dated as of the Closing, of the Company's shareholders register, in the form of Schedule 2.2.1.4 attached hereto (the “Shareholders Register”), which shall also reflect the registration by the Company of the issuance of the Special Share to the Investor.

2.2.1.5.          Waivers; Confirmation of Holdings. Unless included in the shareholders resolutions, the Company shall deliver to the Investor a written consent in the form attached hereto as Schedule 2.2.1.5, signed by the Preferred B Majority (as defined under the Amended Articles) pursuant to which (i) any and all preemptive rights, rights of first refusal, or any other rights by virtue of which such shareholder (or any permitted transferee or assignee) may be entitled to purchase or receive securities of the Company (“Participation Rights”) with respect to the transactions contemplated by this Agreement, including the issuance of any Shares upon the conversion of the Principal Amount, have been waived or excluded; and (ii) any and all anti-dilution rights to which such shareholder (or any permitted transferee or assignee) may be entitled under the Current Articles or under any other instrument have been waived or excluded; and (iii) with respect to the holders of at least 85% of the Company’s issued and outstanding share capital on a Fully-Diluted Basis, represents that its shareholdings as set forth in the Capitalization Table accurately reflects its holdings of the securities of the Company, both prior to and following the Closing, on a Fully-Diluted Basis (where confirmation to this effect in the Call Option Agreement shall satisfy this condition).

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2.2.1.6.          Compliance Certificate. A certificate, duly executed by the Chief Executive Officer of the Company, dated as of the Closing, in the form attached hereto as Schedule 2.2.1.6 (the “Compliance Certificate”).

2.2.1.7.          Existing Company CLA Amendments. The Company shall deliver to the Investor the Existing Company CLA Amendments, in the form attached hereto as Schedule 2.2.1.8, duly executed by the requisite majority of lenders under the Existing Company CLAs necessary in order to effectuate the Existing Company CLA Amendments and the conversion of the First Company CLA.

2.2.2.     Payment of Initial Principal Amount. The Investor shall cause the transfer to the Company of the Initial Principal Amount by wire transfer in accordance with written instructions of the Company attached hereto as Schedule 2.2.2.

2.2.3.     Investors' Rights Agreement. The Amended and Restated Investors' Rights Agreement attached hereto as Schedule 2.2.3 (the “Investors' Rights Agreement” or “IRA”) shall have been executed by each of the Company, the Investor and the other existing shareholders necessary in order to effectuate the Investors’ Rights Agreement.

2.2.4.     Indemnification Agreements. The Company shall have executed the indemnification agreements with each of the Company’s directors (including the director designated by the Investor), in the form attached hereto as Schedule 2.2.4.

2.2.5.     Call Option Agreement. The Call Option Agreement (as defined in Section 4 below) shall have been executed by the Company, shareholders of the Company holding at least 85% of the Company’s issued and outstanding shares, including the holders of a majority of each class of shares of the Company, and the Investor.

2.3. Transactions and Deliveries at Subsequent Closings.

2.3.1.     At the Second Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered: The Company shall (i) if and to the extent legally required with respect to any shares newly issued following the Closing and prior to the Second Closing, deliver to the Investor a waiver of Participation Rights in the same or substantially similar form as provided at the Closing, as applicable to the Second Closing with respect to any shares or convertible securities, options or warrants issued following the Closing, (ii) deliver to the Investor an Officer Certificate duly executed by the CEO of the Company confirming to the Investor that no Material Adverse Change (as defined below) shall have occurred and remains outstanding prior to such date, substantially in the form attached hereto as Schedule 2.3.1 (the “Officer Certificate”). The Investor shall cause the transfer to the Company of the Second Principal Amount by wire transfer in accordance with written instructions of the Company.

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“Material Adverse Change” shall mean (i) as of the Closing and each Subsequent Closing, any change, event or effect that is materially adverse to the business, results of operations, assets, liabilities, or financial condition of the Company, taken as a whole, or that prevents or could reasonably be expected to prevent the consummation of the transactions contemplated by this Agreement or performance by any the Company of any material obligations under this Agreement; and (ii) as of the Second Closing or Third Closing, respectively, any adverse change (a “R&W Material Adverse Change”) to any of the Company’s representations and warranties constituting MAC Representations (as defined below) which meets the materiality criteria specified therein, and remains outstanding as of the Second Closing or Third Closing (as applicable), and, if curable, was not rectified by the Company within 30 days of notice thereof. The “MAC Representations’” mean: (x) with respect to each of the Second Closing and the Third Closing: (x) (a) 5.14 (Intellectual Property) – in the context of any patent infringement claim against the Company, which has been accepted, is subject to ongoing settlement negotiations with the Company, or where such claim has been filed against the Company in any court or arbitration forum, and (b) 5.16 (Litigation) - in the context of any outstanding claim in the amount of at least $2.5M, that is accepted, is subject to ongoing settlement negotiations with the Company, or where such claim has been filed against the Company in any court or arbitration forum ; and (y) with respect to the Third Closing – also 5.20 (Regulatory Matters) – in the context of: revocation, suspension or withdrawal of the FDA Approval below, even if such failure of a MAC Representation does not, in and of itself, meet the criteria set forth in clause (i) of this definition; provided, however, that any effect to the extent resulting or arising from any of the following shall not be considered when determining whether a Material Adverse Change under clause (i) shall have occurred: (a) any change or development in general economic conditions in the industries or markets or countries in which the Company operates, (b) any change in financing, banking or securities markets generally, (c) any act of god (including earthquakes, fires, floods and natural catastrophes) or act of war, armed hostilities or terrorism, change in political environment or any worsening thereof or actions taken in response thereto, and (d) any changes in law or the interpretation thereof; provided that any of the foregoing effects stated in clauses (a) through (d) shall be excluded only to the extent they do not have a disproportionate effect on the Company compared to other similarly situated companies in the same industry or market.

2.3.2.     At the Third Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered: The Company shall (i) issue and allot the Third Closing Shares and the Conversion Shares; (ii) deliver to the Investor a validly executed share certificate covering the Third Closing Shares and the Conversion Shares; (iii) register the allotment of the portion of the Third Closing Shares purchased by the Investor, and the Conversion Shares issued upon conversion of the Principal Amount, in its Shareholders Register and deliver a copy thereof to the Investor; (iv) deliver to the Investor an Officer Certificate in the same form as provided at the Second Closing, as applicable to the Third Closing; and (v) the Investor shall transfer the Third Investment Amount, for the Third Closing Shares being purchased to the Company by wire transfer in accordance with written instructions of the Company. Promptly following the Third Closing, the Company shall file the applicable reports with the Israeli Companies Registrar regarding the issuance of the Third Closing Shares.

2.4. Conditions to the Closing and the Subsequent Closings of the Investor. The obligations of the Investor to transfer the Investor’s Initial Principal Amount at the Closing, and to transfer the Investor Second Principal Amount, and the Third Investment Amount, as applicable, at the Subsequent Closings, are subject to the fulfilment at or before the Closing, and the applicable Subsequent Closing (where indicated), of the following conditions precedent, any one or more of which may be waived in whole or in part by the Investor:

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2.4.1.     Representations and Warranties. The representations and warranties made by the Company in this Agreement shall have been true and correct when made, and shall be true and correct in all material respects as of the Closing Date.

2.4.2.     Covenants. All covenants, agreements, and conditions contained in this Agreement to be performed or complied with by the Company prior to or at the Closing or the applicable Subsequent Closing, shall have been performed or complied with by the Company.

2.4.3.     Consents, etc. The Company shall have secured all permits, consents and authorizations that shall be necessary or required lawfully to consummate this Agreement and to issue the Special Share, the Third Closing Shares, and the other securities herein contemplated to the Investor.

2.4.4.     Delivery of Documents. All of the documents to be delivered by the Company at the Closing pursuant to this Section 2 shall have been delivered to the Investor. All other applicable actions and transactions set forth in this Section 2 shall have been completed on or prior to the Closing, and prior to each Subsequent Closing, as applicable.

2.4.5.     Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated by this Agreement shall be reasonably satisfactory in substance and form to the Investor, and the Investor shall have received all such counterpart originals or certified or other copies of such documents as the Investor or its counsel may reasonably request.

2.4.6.     No Material Adverse Change.

2.4.6.1.	As of the Closing and as of each Subsequent Closing, (i) there shall have been no Material Adverse Change as of such closing following the date of this Agreement and (ii) the Investor shall have received the Company's written confirmation thereof in the Officer Certificate. In the event the Investor claims that the condition set forth in Section 2.4.6 has not been satisfied (notwithstanding the Officer Certificate provided pursuant to Section 2.4.6.1(ii) was provided by the Company (as evidenced by the applicable Officer Certificate), the Investor shall promptly provide notice to the Company within 5 business days of the delivery of such Officer Certificate of its refusal to fund at the Subsequent Closing (as applicable) with a written explanation substantiating the basis for such refusal.
2.4.6.2.	If the Subsequent Closing is not consummated by reason of non- satisfaction of the condition set forth in this Section 2.4.6, the Call Option shall immediately and automatically be deemed extinguished and of no further force and effect as of the date of the applicable Officer's Certificate, the Investor shall not be entitled to make any further investments under this Agreement, and the Company shall at any time be entitled to repay the outstanding Loan Amount.
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2.4.7.     Updating Disclosure Schedule. At least ten (10) business days prior to each Subsequent Closing, the Company shall deliver to the Investor an updated Schedule of Exceptions solely referencing and updating matters that require disclosure in order not to render any representation or warranty in the MAC Representations untrue or incorrect as of the date of such Subsequent Closing. For the avoidance of doubt, the provision of such updated disclosures shall not, in and of itself, preclude the Investor from claiming, in its reasonable discretion, that any matter disclosed therein constitutes or gives rise to an R&W Material Adverse Change.

2.4.8.     Milestones. The respective Milestone for such Subsequent Closing shall have been achieved, as determined under this Agreement.

2.4.9.     No Injunction. No injunction, judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other authority of competent jurisdiction or other similar legal restraint or prohibition preventing, enjoining, restraining, prohibiting or making illegal the consummation of the Agreement or any of the transactions contemplated by the Agreement, shall be in effect.

2.5. Conditions to the Closing and the Subsequent Closings of the Company. The obligations of the Company to accept the Principal Loan Amount and the Third Investment Amount and issue the securities contemplated herein to the Investor at the Closing and the Subsequent Closings, as applicable, are subject to the fulfilment at or before the Closing, and the applicable Subsequent Closing, of the following conditions precedent, any one or more of which may be waived in whole or in part by the Company:

2.5.1.     Representations and Warranties. The representations and warranties made by the Investor in this Agreement shall have been true and correct when made, and shall be true and correct in all respects as of the Closing, and as of the Subsequent Closing(s).

2.5.2.     Payment. The Investor shall pay to the Company the Initial Principal Amount, the Second Principal Amount or the Third Investment Amount, as applicable. For avoidance of doubt, it is clarified that if the Investor is in Default in respect of the Second Closing, and such Default is not fully remedied as set forth in Section 1.8.7, then the Investor shall not be entitled to invest the Third Investment Amount and purchase the Third Investment Shares at the Third Closing. Furthermore, it is clarified that a condition of the Company for the consummation of the Third Closing is the occurrence of the Second Closing, such that, in no event will Investor be entitled to invest the Third Investment Amount, if the Second Closing was not consummated (regardless of the reasoning therefor) and the Second Principal Amount not extended to the Company at the Second Closing.

2.5.3.     Performance. The Investor shall have performed and complied with all other agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it prior to or at the Closing or the applicable Subsequent Closing, including the execution of each Ancillary Document requiring its execution.

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2.5.4.     No Injunction. No injunction, judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other authority of competent jurisdiction or other similar legal restraint or prohibition preventing, enjoining, restraining, prohibiting or making illegal the consummation of the Agreement or any of the transactions contemplated by the Agreement, shall be in effect.

3.	Conversion.

3.1. Definitions. As used herein:

3.1.1.     “Conversion Price” means, (A) in respect of the Initial Principal Amount, a price per share of US$2.26 (subject to appropriate adjustment in the event of any share dividend, share split, combination or other similar recapitalization with respect to the applicable Conversion Shares) reflecting a pre-money valuation of US$30,000,000 (thirty million USD) as of the Closing on a Fully Diluted Basis (the “First Conversion Price”); and (B) in respect of the Second Principal Amount a price per share of US$2.64 (subject to appropriate adjustment in the event of any share dividend, share split, combination or other similar recapitalization with respect to the applicable Conversion Shares) reflecting a pre-money valuation of US$45,000,000 (forty five million USD) as of the Closing, on a Fully Diluted Basis (the “Second Conversion Price”), assuming the conversion of the Initial Principal Amount and the Second Company CLA; in each case as further reflected in the Capitalization Table.

3.1.2.     “Conversion Shares” means (i) with respect to the Initial Principal Amount – Series S-1 Preferred Shares of the Company (“Preferred S-1 Shares”), and (ii) with respect to the Second Principal Amount – Series S-2 Preferred Shares of the Company (“Preferred S-2 Shares”), in each case having the respective rights, preferences and privileges as set forth in the Amended Articles.

3.1.3.     “Exit Event” means a Deemed Liquidation (as defined in the Amended Articles) or an IPO (as defined in the Articles), excluding an acquisition of the Company by the Investor (or any of its affiliates) (i.e., through the exercise of the Call Option or otherwise).

3.1.4.     “Fully Diluted Basis” means, the total number of shares of the Company’s outstanding share capital (on an as-converted basis, assuming the implementation of all applicable anti-dilution protections and rights) plus all shares issuable upon the exercise of outstanding options, warrants, or other convertible securities (including the shares issuable upon conversion of the First Company CLAs, but not the Second Company CLAs), whether or not such options, warrants, or other rights are vested or exercisable; all as of the Closing Date, as reflected in the Capitalization Table.

3.2. Conversion upon the Third Investment. To the extent that any part of the Loan Amount has not been repaid or converted pursuant to the terms of this Agreement, in the event of the Third Closing, the entire outstanding balance of the Principal Amount (without any accrued Interest, which, in such event, shall then be deemed waived (i.e. neither converted nor payable) concurrently with the conversion and shall convert into Conversion Shares at the applicable Conversion Price simultaneously with the Third Closing.

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3.3. Conversion upon Exercise of Call Option. To the extent that any part of the Loan Amount has not been repaid or converted pursuant to the terms of this Agreement, in the event that the Investor elects to exercise the Call Option (as defined in Section 4.1), the entire outstanding balance of the Principal Amount (without any accrued Interest, which, in such event, shall then be deemed waived (i.e. neither converted nor payable concurrently with the conversion) shall convert into Conversion Shares at the applicable Conversion Price with effect as of immediately prior to the consummation of the transactions contemplated by the Call Option Agreement (as defined in Section 4.1).

3.4. Optional Conversion. Unless previously converted or repaid, and unless otherwise expressly indicated otherwise under this Agreement (e.g., in the event Investor is a Defaulting Investor), the Investor shall at any time be entitled, upon providing the Company with written notice, to immediately convert the entire then outstanding Principal Amount (without any accrued Interest, which, in such event, shall then be deemed waived (i.e. neither converted nor payable) concurrently with the conversion)into Conversion Shares at the applicable Conversion Price. Upon receiving the written instructions of the Investor in accordance with the provisions of this Section 3.5, the Company shall take all the necessary steps required to effectuate the conversion as described herein, and filing the necessary documents to the Israeli Registrar of Companies, all within fourteen (14) days upon receiving Investor’s notice.

3.5. Conversion upon an Exit Event. Unless previously converted or repaid, in the event of the consummation of an Exit Event, immediately prior to the closing of the Exit Event, the entire outstanding Principal Amount (without any accrued Interest, which, in such event, shall then be deemed waived (i.e., neither converted nor payable) concurrently with the conversion) shall be automatically converted, at the applicable Conversion Price, into Conversion Shares. Upon receiving the written instructions of the Investor in accordance with the provisions of this Section 3.5, instructing the Company to convert the entire Principal Amount into Conversion Shares, then the Company shall take all the necessary steps required to effectuate the conversion as described herein, and filing the necessary documents to the Israeli Registrar of Companies, all within fourteen (14) days upon receiving the Investor’s notice.

3.6. Automatic Conversion – Defaulting Investor. The outstanding Principal Amount (if any) (without any accrued interest which shall be deemed waived (i.e., neither converted nor paid) shall be automatically converted in accordance with and subject to the provisions of Section 1.8.7.

3.7. Notice. For as long as the Loan Amount has not been converted or repaid, the Company shall deliver prior written notice to the Investor of any contemplated Exit Event, as promptly as possible, but in any event at least thirty (30) days prior to the closing of such transaction.

3.8. Automatic Conversion of Second Company CLAs. Immediately prior to, but subject to, the conversion of the outstanding Principal Amount by the Investor, the Second Company CLAs shall be converted according to the terms set forth in the Existing Company CLA Amendments and consistent with this Agreement.

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4.              Investor’s Call Option

4.1. Grant of Call Option. A condition to the Closing shall be the execution and delivery, effective as of the Closing, of the definitive Call Option Agreement (in the form attached hereto as Exhibit C (the “Call Option Agreement”)) to purchase all of the Option Purchased Securities (as defined therein directly or indirectly through an affiliate of the Investor, free and clear of any encumbrances, all subject to and in accordance with the terms of the Call Option Agreement.

4.2. [Reserved]

5.              Warranties of the Company. The Company hereby represents and warrants to the Investor, and acknowledges that the Investor is entering into this Agreement in reliance thereon, that, except as set forth on the Schedule of Exceptions attached as Schedule 5 to this Agreement, which exceptions shall explicitly reference the representations hereunder to which they relate thereby qualifying only such Company representation or such other Company representations which are readily apparent to be relevant, and shall be deemed to be representations and warranties as if made hereunder, the following representations are true and complete on the date hereof and shall remain true and complete as of the date of the Closing (except to the extent such representations and warranties refer to a specific date, in which case the Company makes such representations and warranties as of such date), it being noted that, with the exception of the representations in Sections 5.1, 5.3, 5.5, 5.6 and 5.8, the representations in this Section 5 shall be read as if made also with respect to each Subsidiary (as defined below).

5.1. Organization. The Company is a private company, duly organized and validly existing under the laws of the State of Israel, and has full corporate power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted and as proposed to be conducted. A true and correct copy of the Articles of Association of the Company in effect prior to the Closing and prior to the adoption of the Amended Articles (the “Current Articles”) was delivered to counsel to the Investor. The Company has not taken any action or failed to take any action, which action or failure would preclude or prevent the Company from conducting its business after the Closing in the manner heretofore conducted.

5.2. General Compliance with Instruments and Law. The Company is not in violation or default (a) under the Current Articles, or (b) under any material contract, note, indenture, mortgage, lease, purchase order or other instrument, document or agreement to which the Company is a party, or (c) with respect to any law, statute, ordinance, regulation, order, writ, injunction, decree, or judgment of any court or any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign (any of the foregoing, a “Law”). The Company has not received notice regarding any violation of, conflict with, or failure to comply with, any Law. Without derogating from the generality of the foregoing, the Company is not registered under the status and has not been declared by the Registrar as a “violating company” within the meaning of Section 362A of the Israeli Companies Law, and it has not received any notice or warning (in writing or otherwise) concerning any intention of the Registrar to register and/or declare the Company as a “violating company”.

5.3. Authorization and Approvals Related to the Transaction; No Breach.

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5.3.1.     Authorization and Approvals Related to the Transaction. The Company has full power and authority to execute and deliver the Transaction Documents and to consummate the transactions and to perform its obligations contemplated thereby. All corporate action on the part of the Company, its shareholders and directors necessary for the authorization, execution, delivery, and performance of all of the Company's obligations under the Transaction Documents and for the authorization, issuance and allotment of the Securities has been taken or will be taken prior to the Closing and each Subsequent Closing as applicable. The Transaction Documents, when executed and delivered by or on behalf of the Company, shall be duly and validly authorized, executed and delivered by the Company, and shall constitute the valid and legally binding obligations of the Company, legally enforceable against the Company in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

5.3.2.     No Breach. The execution, delivery and performance by the Company of the Transaction Documents shall not conflict with, or result in a breach, violation or default (or event which with the giving of notice or lapse of time, or both, would become a default) of, any of the terms, conditions and provisions of: (i) the Current Articles or the Amended Articles, (ii) any judgment, order, injunction, decree, or ruling of any court or Governmental Entity (as defined below), domestic or foreign, (iii) any agreement, contract, lease, license or commitment to which the Company is a party or by which it is bound, or to which any of its properties is subject, nor shall it result in the imposition of any Lien (as defined below) upon such assets, (iv) any Law applicable to the Company. Such execution, delivery, compliance and consummation, will not (a) give to others any rights, including rights of prior notice, termination, cancellation or acceleration, in or with respect to any material agreement, contract or commitment referred to in this paragraph, or (b) otherwise require the prior notice to, or consent or approval of, any person or entity (including without limitation any Governmental Entity), which prior notice, consent or approval has not heretofore been delivered or obtained. “Governmental Entity”, or “Government Entity” means any supra-national, national, federal, provincial, state, regional, municipal or local government (including any sub-division, ministry, tribunal, court, body, bureau, agency, public or other authority or instrumentality, department, administrative agency, commission or other authority thereof) or private body exercising any regulatory, taxing, customs, importing or quasi-governmental authority, including but not limited to state-owned or state-controlled entities or enterprises, in each case having jurisdiction or authority.

5.4. Corporate Records. The minute books of the Company contain accurate and complete copies, in all material respects, of the minutes of every meeting (and all written consents in lieu of meetings) of the Company's shareholders and the Board (and any committee thereof). There are no applications or filing outstanding which would reasonably be expected to adversely affect such documents or the corporate status of the Company (except where such applications or filings can be remediated with minimal cost and effort). No material resolutions (including, for the avoidance of any doubt, resolutions regarding the grant of options, issuance of shares or any other securities) have been passed, enacted, consented to or adopted by the Board (or any committee thereof) or shareholders of the Company, except for those contained in such minute books. The corporate records of the Company have been maintained in accordance with all applicable statutory requirements.

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5.5. Subsidiaries. Except as set forth in Section 5.5 of the Schedule of Exceptions, the Company does not own or control any equity security or other interest of any other corporation, limited partnership or other business entity (“Subsidiary”). Each Subsidiary listed in Section 5.5 of the Schedule of Exceptions (A) is duly organized and validly existing under the Laws of the state of its incorporation, is active and has paid all is fees, and has full corporate power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted and as proposed to be conducted; and (B) is a wholly-owned (directly or indirectly) subsidiary of the Company and no third party, directly or indirectly, owns or has any rights with respect to, any equity security or other interest whatsoever in any of the Subsidiaries. The Company is not a participant in any joint venture, partnership or similar arrangement.

5.6. Capitalization.

5.6.1.     Share Capital.

5.6.1.1.          Immediately prior to the Closing, the authorized share capital of the Company shall consist of NIS 200,000 divided into: (a) 13,800,000 Ordinary Shares, par value NIS 0.01 each - (i) 2,318,094 of which shall be issued and outstanding; (ii) 1,500,220 of which have been reserved for issuance to employees, consultants, officers, or directors of the Company pursuant to the ESOP and 595,360 of which shall be available for future issuances of options thereunder; (b) 1,400,000 Series A Shares, par value NIS 0.01 each, 1,060,179 of which are issued and outstanding, and 100,000 Series A-1 Shares, par value NIS 0.01 each, 41,849 of which are issued and outstanding; (c) 2,500,000 Series B Shares, par value NIS 0.01 each, 1,363,540 of which are issued and outstanding, and (d) 2,200,000 Series B-1 Shares, par value NIS 0.01 each, 2,128,133 of which are issued and outstanding.

5.6.1.2.          Simultaneous with the Closing and as of immediately thereafter, the authorized share capital of the Company shall consist of NIS 391,648 divided into: (a) 21,062,619 Ordinary Shares, par value NIS 0.01 each: (i) 2,488,454 of which shall be issued and outstanding; (ii) 1,500,220 of which have been reserved for issuance to employees, consultants, officers, or directors of the Company pursuant to the ESOP and 595,360 of which shall be available for future issuances of options thereunder; (b) 1,400,000 Series A Shares, par value NIS 0.01 each, 948,581 of which are issued and outstanding; (c) 100,000 Series A-1 Shares, par value NIS 0.01 each, 41,849 of which are issued and outstanding; (d) 2,500,000 Series B Shares, par value NIS 0.01 each, 1,363,540 of which are issued and outstanding; (e) 2,200,000 Series B-1 Shares, par value NIS 0.01 each, 2,069,371 of which are issued and outstanding; (f) 1,621,000 Series B-2 Shares, par value NIS 0.01 each, 1,620,156 of which are issued and outstanding; (g) 1,000,000 Series B-3 Preferred Shares par value NIS 0.01 each, none of which are issued and outstanding; (h) 3,042,000 Series B-4 Preferred Shares par value NIS 0.01 each, none of which are issued and outstanding; (i) 2,212,524 Series S-1 Preferred Shares par value NIS 0.01 each none of which are issued and outstanding; (j) 2,271,458 Series S-2 Preferred Shares par value NIS 0.01 each none of which are issued and outstanding; (k) 1,755,219 Series S-3 Preferred Shares par value NIS 0.01 each none of which are issued and outstanding; and (f) one Special Share, par value NIS 0.01, which is issued and outstanding.

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5.6.2.     Exhibit B attached hereto (the “Capitalization Table”) accurately and completely reflects the Company's capitalization on a Fully Diluted Basis, setting forth the number and class or series of shares held by each of the Company's shareholders (all of which are the lawful owners, beneficially and of record, of all of the issued and outstanding share capital of the Company and of all rights thereto) and holders of options to purchase shares of the Company, and the number of reserved and granted or promised options, warrants, and all other rights to subscribe for, purchase or acquire from the Company any share capital of the Company, immediately prior to, and immediately following, the Closing assuming the investment of the entire Initial Principal Amount, Second Principal Amount and Third Investment Amount. All issued and outstanding shares were upon their issuance duly authorized and validly issued, fully paid up, non-assessable, and issued in accordance with applicable securities Laws and no party has any Lien on such shares or anti-dilution rights with respect to such prior issuances.

5.6.3.     Simultaneously with the Closing, the number of ESOP Shares issuable under the ESOP shall be 2,095,850 of which 1,500,220 ESOP Shares will have been allocated under the Company’s ESOP Plan and of which 595,630 shall constitute Free ESOP Shares which remain free for future allocation thereunder and shall represent the Free ESOP Percentage. No employee, officer, director or consultant has options or any other securities that provide for accelerated vesting upon a change of control transaction or termination of employment or service or any other event. The Company has not adjusted or amended the exercise price of any share options previously awarded, whether through amendment, cancellation, replacement grant, re-pricing, or any other means. Schedule 5.6.3 of the Schedule of Exceptions sets forth for each outstanding or promised option or equity award: (i) the name of the holder thereof; (ii) the exercise price, (iii) the vesting commencement date and vesting schedule (and any acceleration terms, if any); (iii) whether each such option or award was granted and is subject to tax pursuant to Section 3(i) or Section 102 of the Israeli Income Tax Ordinance [New Version], 1961 (and specifying the subsection of Section 102) or tax regimes of other jurisdictions.

5.6.4.     Other than as set forth on the Capitalization Table, and except as may be granted pursuant to this Agreement and the Ancillary Documents, there are no share capital, anti-dilution rights or preemptive rights (except in each case under the Company's Current Articles), convertible securities, outstanding warrants, options or other rights or promises to subscribe for, purchase or acquire from the Company or, to the Company's knowledge, from security holders of the Company, any share capital or other securities of the Company, and there are no undertakings, promises, commitments, written or oral, contracts or binding commitments of the Company providing for the issuance of, or the granting of rights to acquire from the Company or, to the Company's knowledge, from security holders of the Company, any share capital or other securities of the Company or under which the Company is, or may become, obligated to issue any of its securities or, to the Company's knowledge, any of the Company's security holders is obligated to transfer any of its securities in the Company. Except as set forth in Section 5.6.4 of the Schedule of Exceptions, there are no agreements or other arrangements that provide for acceleration or other changes in the vesting provision or other terms of any options and/or warrants as the result of any merger, sale of shares of the Company, change in control or other similar transaction involving the Company or as a result of the transactions contemplated under this Agreement, or upon termination of employment or service of any holder thereof or upon any other event.

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5.6.5.     Except as required pursuant to the Investors' Rights Agreement, the Company is not under any obligation, and has not granted any rights, to register any of the Company's presently outstanding securities or any of its securities that may hereafter be issued, and to the Company's best knowledge no shareholder of the Company has entered into any agreement with respect to the voting or transfer of equity securities of the Company.

5.6.6.     Since its incorporation, there has been no declaration or payment by the Company of dividends, or any distribution by the Company of any assets of any kind to any of its shareholders in redemption of or as the purchase price for any of the Company's securities. The Company is not under any obligations (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its share capital or any interest therein or to pay any dividend or make any other distribution in respect thereof. There are no outstanding or authorized share appreciation rights, phantom shares, or similar rights with respect to the Company or to the Company’s knowledge with respect to a shareholder of the Company.

5.6.7.     The rights, preferences and privileges of the Securities are as stated in the Amended Articles and Investors' Rights Agreement (as each may be amended pursuant to the provisions hereof). When issued in compliance with the provisions of this Agreement and the Amended Articles, the Securities will be (i) validly issued, fully paid and non-assessable, (ii) issued in compliance with all applicable securities Laws, and (iii) free of any mortgage, pledge, lien, royalty obligations, conditional sale agreement, security agreement, encumbrance or other charge (collectively, “Liens”), subject to any restrictions on transfer under applicable securities Laws, the Amended Articles and the other Ancillary Documents.

5.7. Governmental Consents and Filings. Except for routine filings with the Registrar regarding the issuances of securities as contemplated hereby, no consent, approval, order, or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local Governmental Entity (including but not limited to the IIA) is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Documents.

5.8. Offering Valid. The offer, sale, issuance and delivery of the Securities under this Agreement will be exempt from the registration and prospectus requirements of the Israeli securities Laws, and will have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all the applicable securities Laws of Israel. Without derogating from the generality of the foregoing, the Company has taken or will, prior to Closing, take all action necessary to be taken to ensure compliance with Section 15A of the Israeli Securities Law, 5728-1968, and that there were less than 35 offerees, in the aggregate, excluding qualified investors as defined in such law, to whom the Company and any of its respective representatives made an offering of any securities of the Company in the past twelve months.

5.9. Agreements.

5.9.1.     Except for this Agreement and (as of the Closing) the Ancillary Documents, and except as set forth in Section 5.9 of the Schedule of Exceptions, there are no agreements, understandings, instruments, contracts, proposed transactions, judgments, orders, writs or decrees in force to which the Company is a party or by which it or any of its property is bound that involve or may involve (i) obligations (contingent or otherwise) of, or payments to, the Company in excess of $50,000 each or in the aggregate, (ii) the license of any patent, copyright, trade secret or other proprietary right or Intellectual Property to or from the Company, (iii) provisions restricting or affecting the development, manufacture or distribution of the Company’s products or services, (iv) indemnification by the Company with respect to infringements of proprietary rights, (v) restrictions or limitations on the Company’s right to do business or compete in any area or any field with any person, firm or company, (vi) the sale or purchase of goods or services, (vii) the leasing of any real property or (viii) any other agreement material to the Company (collectively, the “Material Agreements”). Except as set forth in Section 5.9.1 of the Schedule of Exceptions, the Company is not and has never been a party to, as a contractor or subcontractor, and is not making and has never made, any bid or proposal with respect to, any contract with any government or Governmental Entity.

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5.9.2.     True and correct copies of all of the Material Agreements (and a summary description of any oral agreements) have been made available to the Investor. The Company is not a guarantor or indemnitor of any indebtedness of any other person, firm or corporation and has not otherwise agreed to become directly or contingently liable for any obligation of any person, firm or corporation, nor is any person, firm or corporation a guarantor of any indebtedness of the Company. The Company is not party to and is not bound by any contract, agreement or instrument, or subject to any restriction under its governing documents that adversely affects its business as now conducted or as presently proposed to be conducted, its properties and assets or its financial condition. Each Material Agreement is a legal, valid and binding agreement of the Company, enforceable by or against the Company in accordance with its terms, and in full force and effect, and each Material Agreement is, to the Company’s knowledge, a valid and binding agreement of the other parties thereto. The Company has no knowledge of the invalidity of or grounds for rescission of any Material Agreement, or of any intention to terminate any such agreements, and to the Company’s knowledge no third party is in default under any such agreement and there is no Lien over all or any part of any such agreement. To the Company’s knowledge, the Material Agreements will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby. The Company is in compliance in all material respects with the provisions of the Material Agreements, and the Company has no reason to believe that it will not be able to fulfil fully and in a timely manner all of its obligations under the Material Agreements.

5.10.                Obligations to Related Parties. Except as set forth in Section 5.10 of the Schedule of Exceptions, no officer, director, or shareholder of the Company (nor any affiliate of such person or entity) has or has had (a) any direct or indirect interest in any person or entity which is affiliated with or has a business relationship with the Company, or (b) a beneficial interest in any material contract or agreement to which the Company is a party or by which it may be bound or affected, except for normal compensation for services performed as employees, duly approved by the Board of Directors or shareholders of the Company in accordance with applicable Law. Except as set forth in Section 5.10 of the Schedule of Exceptions, no employee, shareholder, officer, or director of the Company is indebted to the Company, nor is the Company indebted (or committed to make loans or extend or guarantee credit) to any of them. Each related-party transaction set forth in Section 5.10 of the Schedule of Exceptions was duly approved by the appropriate organ(s) of the Company and is on arm’s-length terms, and neither the Company nor any other party is in material breach or default thereunder. To the Company’s knowledge, none of the Company’s directors, officers, employees, or service providers owns any material interest in any entity that competes with the Company. Except as set forth in the Current Articles, no shareholder of the Company (or any other party) has been granted veto or other consent or special voting rights with respect to any action or resolution of the Company.

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5.11.                Financial Statements; Indebtedness.

5.11.1.   A true copy of (i) the audited consolidated financial statements of the Company dated as of December 31, 2023 and (ii) the unaudited but reviewed consolidated balance sheets, trial balance, and profit and loss accounts of the Company as of December 31, 2024, is attached to 5.11 of the Schedule of Exceptions (the “Financial Statements”). In addition, a list of each material payment (exceeding US$ 20,000) which has been paid by the Company since December 31, 2024 (the “Financials Date”) is listed separately in Section 5.11 of the Schedule of Exceptions.

5.11.2.   The Financial Statements have been prepared in accordance with generally accepted accounting principles in Israel (“GAAP”) applied on a consistent basis throughout the periods indicated. The Financial Statements fairly present in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein.

5.11.3.   As of the Closing, the Company has no material obligations, debts or liabilities, whether accrued, absolute or contingent, other than the obligations, debts and liabilities (i) disclosed in the Financial Statements;(ii) disclosed in Section 5.11.3 of the Schedule of Exceptions; or (iii) obligations incurred in the ordinary course of business since the date of the Financial Statements and not individually or in the aggregate material. Without derogating from the generality of the foregoing: (i) the Company is not a guarantor of any debt or obligation of another, nor has the Company given any indemnification, loan, security or otherwise agreed to become directly or contingently liable for any obligation of any person, and no person has given any guarantee of, indemnity for, or security for, any obligation of the Company; (ii) the Company does not have any debt for borrowed funds or pursuant to credit arrangements; and (iii) the Company has not undertaken to make and is not a party to any agreement providing for, any carve-out mechanism, bonus arrangement or any other obligation by the Company to make any payments to existing shareholders, service providers, employees or other third parties, in connection with an M&A Event or an IPO (as such terms are defined in the Amended Articles). Except as set forth in Section 5.11.3 of the Schedule of Exceptions, the Company has no monetary obligations, debts or liabilities, whether accrued, absolute or contingent towards any of the Founders (as such term is defined in the Amended Articles).

5.12.                Changes. Since the Financials Date, there has not been, except as set forth in Section 5.12 of the Schedule of Exceptions:

5.12.1.   Any Material Adverse Change;

5.12.2.   Any resignation or termination of any executive officer, key employee or group of employees of the Company;

5.12.3.   Any material damage, destruction or loss, whether or not covered by insurance, with respect to the properties and assets of the Company;

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5.12.4.   Any waiver or compromise by the Company of a valuable right or of a material debt owed to it;

5.12.5.   Any loans, advances or capital contributions made by the Company to any shareholder, employee, executive officer or director of the Company, other than advances made in the ordinary course of business;

5.12.6.   Any material change in any compensation arrangement or agreement with any employee, executive officer, director or shareholder;

5.12.7.   Any declaration or payment of any dividend or other distribution of the assets of the Company;

5.12.8.   Any labour organization activity related to the Company;

5.12.9.   Any debt incurred, assumed or guaranteed by the Company, or any Lien incurred, created or assumed on any of the Company's assets or properties, except those for immaterial amounts and for current liabilities incurred in the ordinary course of business;

5.12.10. Any sale, mortgage, pledge, transfer, lease, license or other assignment of any Company Intellectual Property, except for licenses in the ordinary course of business;

5.12.11. The execution of any agreement that would be classified as a Material Agreement, or any material change to any Material Agreement or to the Company's governing documents;

5.12.12. Any total or material partial loss of the business of any substantial or material customers or suppliers of the Company;

5.12.13. Any sale, mortgage, pledge, transfer, lease or other assignment of any of its material tangible assets outside of the ordinary course of business;

5.12.14. Any change in the accounting methods used by the Company; or

5.12.15. Any arrangement or commitment by the Company to do any of the acts described in the foregoing list.

5.13.                Real and Personal Property.

5.13.1.   Real Property. Except as set forth in Section 5.13.1 of the Schedule of Exceptions, the Company does not own or lease any real property.

5.13.2.   Personal Property. Except as set forth in Section 5.13.2 of the Schedule of Exceptions, the Company does not own or lease any personal property.

5.13.3.   Sufficiency and Condition of Property. Except as set forth on Section 5.13.3 of the Schedule of Exceptions, the Company owns, or otherwise has (and is in compliance with) the valid leasehold interest providing sufficient and legally enforceable rights to use, all of the property and assets necessary or otherwise material to the conduct of its respective business as conducted immediately prior to the date hereof and the Closing Date, free and clear of any Liens, other than (i) statutory Liens for current taxes not yet due or payable or for future taxes or other governmental or regulatory assessments which are not delinquent, and in each case, for which appropriate reserves have been maintained in accordance with IFRS; (ii) mechanic's, carrier's, worker's, material man's, warehouse man's, supplier's, vendor's Liens; or (iii) similar statutory Liens arising or incurred in the ordinary course of business with respect to liabilities that are not yet due and payable or being contested in good faith (collectively “Permitted Liens”). Such property and assets are sufficient for the continued operation of the business of the Company as currently conducted and as currently proposed by the Company to be conducted at the Closing. The Company has good and valid title to all assets reflected on the Financial Statements, free and clear of all Liens. Except as set forth on Section 5.13.3 of the Schedule of Exceptions, such assets are in good operating condition and repair, are suitable for their use and have been reasonably maintained consistent with standards generally followed in the industry. No tangible asset owned by the Company is shared by the Company with any other person and the Company does not depend upon or require for its business any tangible assets, facilities or services owned or supplied by any related party.

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5.14.                Intellectual Property.

5.14.1.   General. The Company owns or has (as is in compliance with) the exclusive, irrevocable, unrestricted, worldwide, perpetual, and (to the extent relevant) assignable right to use, pursuant to a written license, sublicense, or other agreement, free and clear of any Lien, third-party rights, commissions, and royalties, all Intellectual Property currently used or necessary for the operation of the business of the Company as presently conducted and as presently proposed to be conducted (collectively, “Company Intellectual Property”). Except for readily and commercially available off-the-shelf software (acquired on standard terms), no other third-party Intellectual Property of any kind is required by the Company to conduct its business, as presently conducted and as presently proposed to be conducted.

5.14.2.   No Infringement. (A) To its knowledge, the Company has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of any third party, nor is the Company aware of any facts or circumstances that would reasonably be expected to cause the conduct of its business (and the use of the Company Intellectual Property), as presently conducted and as presently proposed to be conducted, to interfere with, infringe upon, misappropriate, or otherwise come into conflict with any Intellectual Property rights of any third party; (B) the Company has never received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Company must license or refrain from using any Intellectual Property of any third party), and, to the Company’s knowledge, there is no basis for any such claim; (C) to the Company’s knowledge, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Company Intellectual Property; and (D) neither the Company nor, to the Company’s knowledge, any officer, director, employee, or consultant has received any communication alleging that the Company’s use of the Company Intellectual Property, or conduct of its business, violates any Intellectual Property rights of a third party.

5.14.3.   Ownership of IP. Section 5.14.3 of the Schedule of Exceptions identifies each: (i) patent, trademark, copyright, domain name, or registration which has been issued to the Company with respect to any of the Company Intellectual Property; (ii) pending patent, trademark, or copyright application or application for registration which the Company has made with respect to any of the Company Intellectual Property; (iii) trade name or unregistered trademark used by the Company; and (iv) license, agreement, or other permission the Company has received from any third party with respect to any Intellectual Property (other than off-the-shelf software), or granted to any third party with respect to any of the Company Intellectual Property. The Company has made available to the Investor correct and complete copies of all such patents, copyrights, trademarks, registrations, applications, licenses, agreements, and permissions (as amended to date) and has made available correct and complete copies of all other written documentation evidencing ownership and prosecution (if applicable) of each such item. Except as set forth in Section 5.14.3 of the Schedule of Exceptions, (i) the Company possesses all right, title, and interest in and to each item of Company Intellectual Property, free and clear of any Security Interest, Lien, license, royalty, commission, or similar arrangement; (ii) no item of Company Intellectual Property is subject to any outstanding injunction, judgment, order, decree, ruling, or charge; (iii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to the Company’s knowledge, threatened in writing, that challenges in a material manner the legality, validity, enforceability, use, or ownership of the Company Intellectual Property; (iv) the Company has not agreed to indemnify any person for or against any interference, infringement, misappropriation, or other conflict with respect to any Company Intellectual Property; and (v) the Company has not granted, and there are no outstanding, any options, licenses, or agreements of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any option, license, or agreement of any kind with respect to any Company Intellectual Property.

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5.14.4.   Founders. All Intellectual Property developed by each Founder prior to the incorporation of the Company and relating to the Company’s business (as conducted and as proposed to be conducted) (the “Founder IP”) was duly assigned by such Founder to the Company at or following the Company’s incorporation, free and clear of any Security Interest. To the Company’s knowledge, all declarations and documents required by the relevant authorities in order to register such assignments were duly submitted. Neither the Founders nor, to the Company’s knowledge, any other party has any interest in or rights to any of the Founder IP. Section 5.14.4 of the Schedule of Exceptions sets forth any concurrent employment or third-party consulting relationship the Founder had during the period in which the Founder IP was developed; any such relationship did not result in any third-party claim to the Founder IP.

5.14.5.   Service Providers. All current and former Service Providers of the Company (including employees, consultants, contractors, and similar) have expressly and irrevocably waived the right and/or any claim to receive compensation (in addition to the compensation paid to them under their respective employment, service, or consulting agreements) in connection with “Service Inventions” under Section 134 of the Israeli Patent Law of 1967, or any other similar provision under applicable Laws of any jurisdiction.

5.14.6.   Protection of IP Rights and Trade Secrets. The Company takes all actions that are reasonable and customary in its industry to maintain and protect each item of Company Intellectual Property. The Company has complied in all material respects with the requirements of, and has filed all material documentation required by, all applicable patent and trademark offices (or equivalent authorities) in which its patent or trademark applications were filed. All material confidential information of the Company (and all third-party confidential information disclosed to the Company under a duty of confidentiality) is continuously maintained in confidence by the Company through the use of reasonable precautions to protect and prevent its disclosure to unauthorized parties. All payments due prior to the date of this Agreement to any authority for maintaining the effectiveness or validity of such patents (or applications) have been fully and timely paid in the jurisdictions the Company has selected as necessary to conduct its business as currently conducted.

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5.14.7.   Open Source Materials. Section 5.14.7 of the Schedule of Exceptions identifies open source software used by the Company. The Company has not embedded or used any open source, copyleft, or community-source code, or any code that is subject to a similar licensing or distribution model (including libraries or code licensed under the General Public License (GPL), Lesser General Public License (LGPL), or similar license arrangement) (“Open Source Materials”) in any of its products (whether generally available or in development) in a manner that would: (i) require disclosure or distribution in source code form of any Company product; (ii) require the licensing of any product of the Company for the purpose of making derivative works; (iii) impose any restriction on the consideration to be charged for the distribution of any product of the Company; (iv) create, or purport to create, obligations for the Company with respect to any of the Company Intellectual Property; or (v) impose any other material limitation, restriction, or condition on the Company’s right to use or distribute any Company Intellectual Property.

5.14.8.   Government Funding. Except as set forth in Section 5.14.8 of the Schedule of Exceptions, no Israeli or foreign government funding (including from the Israel Innovation Authority), no facilities of an Israeli or foreign university or government-owned institution, college, or other educational institution or research centre, and no funding from any third party were used in the development of any Company Intellectual Property. To the Company’s knowledge, no current or former employee, consultant, or independent contractor of the Company who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, has performed services for or was an employee of any Governmental Entity or government-owned institution while also performing services for the Company during the period in which such Company Intellectual Property was invented, created, or developed. The Company has not received any written notice of a claim by any such entity or institution to any rights in the Company Intellectual Property. Neither the Company, any of the Founders nor any of the Company employees or service providers have used facilities or resources of a university, college, other educational institution, multinational, bi-national or international organization, research grants or research centre in the development of the Company Intellectual Property.

5.15.                Product Warranty, Liability; Corrective Action. Except as set forth in Section 5.15 of the Schedule of Exceptions, with respect to any product sold, developed, manufactured, licensed, leased or delivered by the Company (collectively, the “Company Products”) the Company provides no guaranty, warranty or other indemnity beyond the applicable terms and conditions of sale granted by the Company in the ordinary course of business or beyond obligations under applicable Law. Except as set forth in Section 5.15 of the Schedule of Exceptions, (a) no third party (including any Governmental Entity or customer) has given written notice to the Company that any Company Product is unsafe or fails to meet any product warranty or any standards promulgated by Law, by any Governmental Entity or contract applicable to such customer, which claim resulted in a material liability to the Company, and (b) the Company has no material liability arising out of any defect in, or breach of warranty with respect to, any Company Products or arising out of any material product liability, damages or injury to individuals or property in connection with the distribution, ownership, possession or use of any Company Products. Except as set forth in Section 5.15 of the Schedule of Exceptions, each Company Product conforms and has been in conformity, in each case, in all material respects, with the respective specifications for such Company Product, the applicable contractual commitments with respect to such Company Product and the Laws applicable to such Company Product. Except as set forth in Section 5.15 of the Schedule of Exceptions, no Company Product has been the subject of a recall, withdrawal, suspension, seizure or discontinuance (other than for commercial or other business reasons not arising in connection with any actual or alleged defect or violation of warranty, contract or applicable Law) by the Company (whether voluntarily or otherwise), and none of such actions are under consideration by the Company with respect to any such products. Except as set forth in Section 5.15 of the Schedule of Exceptions, the Company has not committed any act, and there has been no omission by the Company, that has resulted or, to the best knowledge of the Company, would reasonably be expected to result, in any material product liability or material liability for breach of warranty (whether covered by insurance or not) on the part of any of the Company, with respect to Company Products.

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5.16.                Litigation. There is no claim, suit, litigation, arbitration, mediation, proceeding, or investigation pending or, to the Company’s knowledge (including where there is written notice of a threat), threatened against the Company or any of its properties or assets or against any officer, director, or key employee of the Company in his or her capacity as such (including, without limitation, (i) any claim relating to alleged material defects in, or for the repair or replacement of, any of the Company Products or the failure of any such Company Product to meet its specifications, applicable contractual commitments, or relevant Laws, and (ii) any claim involving the prior employment of any of the Company’s employees, their use in connection with the Company’s business of any information or techniques allegedly proprietary to a former employer, or their obligations under any agreement with a former employer), nor is there any action or claim that questions the validity or would hinder the enforceability of this Agreement or any of the Ancillary Documents or the transactions contemplated hereby or thereby. To the Company’s knowledge, there is no event or condition on the basis of which any such claim, suit, litigation, proceeding, or investigation might properly be instituted. The Company is not subject to the provisions of any order, writ, injunction, judgment, or decree of any Governmental Entity, nor is there any action or suit by the Company now pending or threatened against others, and the Company does not intend to initiate any such action or suit.

5.17.                Tax. The Company has filed or has obtained presently effective extensions with respect to all Israeli and foreign tax returns which are required to be filed by it, such returns are complete and accurate and all taxes shown thereon to be due have been timely paid. Income tax returns of the Company have not been audited by any tax authority. The Company has not made any elections under applicable Laws (other than elections that related solely to methods of accounting, depreciation or amortization) that have an adverse effect on the Company, its financial condition, its business as presently conducted or any of its properties or assets. The Company is not currently liable for any tax (whether income tax, capital gains tax, or otherwise) that became due and was not duly paid.

5.18.                Employees.

5.18.1.   Section 5.18.1 of the Schedule of Exceptions sets forth a list of (I) all current employees, consultants and independent contractors of the Company, together with each such person's position, initial date of engagement, salary, and any other compensation payable to such person (including, without limitation, compensation payable pursuant to bonus, deferred compensation or commission arrangements), and (II) each contract, commitment, arrangement, whether oral or written, relating to the employment of, or the performance of services by, any employee, consultant, or independent contractor. The Company is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labour union, and no labour union has requested or sought to represent any of the employees, representatives or agents of the Company. There is no strike or other labour dispute involving the Company pending, or to the best of the Company's knowledge, threatened, nor is the Company aware of any labour organization activity involving their employees. Except as set forth in Section 5.18.1 of the Schedule of Exceptions, the employment of each officer and employee of the Company is terminable at the will of the Company, subject to a prior notice not exceeding 30 days, without any additional obligation or payment. The Company has complied in all material respects with all applicable equal employment opportunity, health and safety, and other Laws, policies, procedures and arrangements related to employment.

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5.18.2.   Notwithstanding the generality of the foregoing, (i) the engagement with the Company of all of the Company's employees is “at will” subject to the termination notice provisions included in their employment agreements or applicable Law; (ii) the Company's obligations to provide severance pay and pension to its employees under applicable Law are fully funded or accrued on the Financial Statements; (iii) the Company has no knowledge of any circumstance that could give rise to any valid claim by a current or former employee for compensation on termination of employment (beyond the statutory severance pay to which employees are entitled); (iv) all amounts that the Company is legally or contractually required either to deduct, transfer, withhold or pay, from its employees' salaries have been duly deducted, transferred, withheld and paid, and Company does not have any outstanding obligation to make any such deduction, transfer, withholding or payment (including without limitation with respect to those employees engaged by the Company at any time as consultants or independent contractors); and (v) the Company is in compliance in all material respects with all applicable legal requirements and contracts relating to employment, employment practices, wages, bonuses and other compensation matters and terms and conditions of employment related to its employees.

5.18.3.   The Company has made provision in the Financial Statements, and at all times since the dates thereof, in accordance with GAAP for its employees on account of wages, severance pay, pension funds, redemption of annual leave or otherwise, whether required by Law or pursuant to an agreement, with respect to the period until the date hereof. The Company is not subject to, nor do any of its employees benefit from, any collective bargaining agreement, other than by way of any applicable employment Laws and extension orders (tzavei harchava) applicable to companies in the Company's field of business or applicable to all employers in Israel.

5.18.4.   Other than the ESOP and standard payments for educational funds (Keren Hishtalmut), managers' insurance schemes and for pension funds, the Company does not maintain or contribute to any employee benefit plan, pension plan, share option, bonus or incentive plan, severance pay policy or agreement, deferred compensation agreement, or any similar plan or agreement.

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5.18.5.   To the knowledge of the Company, no employee of the Company, nor any consultant with whom the Company has contracted, is in violation of any term of any employment contract, proprietary information agreement or any other agreement relating to his engagement by the Company, including but not limited to the right of any such individual to be employed by, or to contract with, the Company because of the nature of the business conducted by the Company; and the continued employment by the Company of its present employees, and the performance of the Company's contracts with its independent contractors, will not result in any such violation. The Company has not received notice alleging that any such violation has occurred.

5.18.6.   No employee of the Company has been granted the right to continued employment by the Company or to any material compensation following termination of employment with the Company. To the Company's best knowledge, no executive officer, key employee or group of employees intends to terminate his, her or their employment with the Company. The Company does not have a present intention to terminate the employment of any executive officer, key employee or group of employees. Other than as set forth on Section 5.18.6 of the Schedule of Exceptions, each former key employee whose employment was terminated by the Company has entered into an agreement with the Company providing for the full release of any claims against the Company or any related party arising out of such employment.

5.19.                Permits. Attached as Section 5.19 of the Schedule of Exceptions is a list of all of the franchises, permits, licenses, regulatory approvals, and any similar authority necessary for the conduct of the Company’s business as now being conducted and as presently proposed to be conducted, the lack of which could adversely affect the business, properties, prospects or financial condition of the Company (“Permits”). Except as set forth in Section 5.19 of the Schedule of Exceptions, the Company has obtained all such Permits, has maintained them in full force and effect, and is not aware of any circumstances that could lead to their rescindment. The Company is not in default under any such Permits.

5.20.                Regulatory Matters.

5.20.1.   The Company has conducted all activities relating to the research, development, testing, manufacturing, labelling, storage, distribution, marketing, and sale of Company Products in compliance in all material respects with all applicable Health Care Laws and the requirements of any Governmental Entity (including the FDA), the Israeli Ministry of Health, and any relevant European regulatory authority). Neither the Company, nor, to the Company’s knowledge, any third party acting on the Company’s behalf, has received any written notice, warning letter, untitled letter, inspectional observation, or other communication from any Governmental Entity or institutional review board alleging a material lack of compliance with any Health Care Law or any Company Product registration, approval, authorization, license, or other material permit required to exploit (meaning develop, manufacture, distribute, market, or sell) any Product (“Product Registration”). Each Product Registration is valid, in full force and effect, and owned or controlled by the Company. There is no information or event that the Company is aware of that, would reasonably be expected to lead any Governmental Entity to withdraw, suspend, or materially limit any Product Registration. In this Agreement, “Health Care Laws” means all applicable Laws, rules, regulations, and requirements (including those administered by the FDA, the Israeli Ministry of Health, European regulatory authorities, or other Governmental Authorities) that govern or relate to the development, manufacture, testing, labelling, marketing, sale, or reimbursement of products intended for human use, including any applicable anti-kickback, fraud and abuse, privacy, data protection, clinical trial, good manufacturing practice, and product clearance or approval Laws.

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5.20.2.   No Action (including any investigation, suit, or proceeding) is pending or, to the Company’s knowledge, threatened against the Company, or, to the Company’s knowledge, any third party acting on the Company’s behalf, relating to any actual or alleged violation of any Health Care Law. The Company has not received any written communication indicating that any Company Product has been or may be recalled, withdrawn, suspended, or discontinued (voluntarily or otherwise), nor is the Company subject to any outstanding order, writ, injunction, judgment, or decree of any Governmental Entity relating to the Company Products. To the Company’s knowledge, none of the clinical investigators, contract research organizations, or other service providers involved in the development, manufacture, or clinical testing of any Company Product has been disqualified, restricted, or otherwise sanctioned by the FDA, the Israeli Ministry of Health, any European regulatory authority, or any other applicable Governmental Entity.

5.20.3.   All studies, tests and preclinical and clinical trials conducted by or on behalf of the Company were and, if still pending, are, in all material respects, being conducted in accordance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards, applicable Laws for products or product candidates comparable to those being developed by the Company and all applicable Laws and all franchises, grants, authorizations, licenses, permits, easements, consents, certificates and orders of any Governmental Entity or self-regulatory body required for the conduct of such trials. The descriptions of, protocols for, and data and other results of, the studies, tests, development, and trials conducted by or on behalf of the Company that have been furnished or made available to the Investor are accurate and complete. The Company is not aware of any studies, tests, development or trials the results of which reasonably call into question the results of the studies, tests, development and trials conducted by or on behalf of the Company, and the Company has not received any notices or correspondence from any Governmental Entity or any institutional review board or comparable authority requiring the termination, suspension or material modification of any studies, tests, preclinical development or clinical trials conducted by or on behalf of the Company. The Company has not received any notices or correspondence from any Governmental Entity requiring the termination, suspension or material modification of any studies, tests or preclinical or clinical trials conducted by or on behalf of the Company. Section 5.20.3 of the Schedule of Exceptions lists the clinical and pre-clinical studies conducted by the Company prior to the date hereof.

5.20.4.   The applications, notifications, submissions, data, and other information provided by or on behalf of the Company to any Governmental Entity in connection with obtaining or maintaining Product Registrations were, at the time of submission, true, accurate, and complete in all material respects and did not contain any material untrue statement or omit any material fact necessary to make the statements made not misleading. Neither the Company, nor, to the Company’s knowledge, any officer, director, employee, or agent of the Company, has committed any act or made any statement that could reasonably be expected to result in criminal or civil liability or lead any Governmental Entity to impose sanctions, exclusions, suspensions, debarments, or penalties related to any Health Care Law.

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5.20.5.   The Company has made available to the Investor (a) true, correct, and complete copies of all material filings, correspondence, and communications with any applicable Governmental Entity regarding the Products, (b) all material data, information, reports, protocols, and analyses relating to the safety, efficacy, or regulatory status of the Products, and (c) its current development plans for the Products, including any planned submissions to the FDA, Israeli Ministry of Health, EU regulatory bodies, or other Governmental Entities for Product Registrations.

5.21.                Privacy and Data Protection. In connection with its collection, storage, cross-border transfer, and use of any individually identifiable information (“Personal Information”), including personal data under the Israeli Protection of Privacy Law, 1981, the General Data Protection Regulation (Regulation (EU) 2016/679), the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), and any other applicable privacy or data protection Laws, including Laws of any other jurisdictions in which the Company collects or processes Personal Information (collectively, “Privacy Laws”), the Company has at all times taken the measures required by, and is in compliance in all material respects with, the Privacy Laws, its own privacy policies, and any contractual requirements binding on the Company. The Company has implemented and maintains reasonable and legally required physical, technical, organizational, and administrative safeguards to protect Personal Information against loss, unauthorized access, misuse, or modification, including appropriate written agreements with all vendors or data processors handling Personal Information on the Company’s behalf. To the Company’s knowledge, no unauthorized access to, or other misuse of, Personal Information or the Company’s information technology systems has occurred, and the Company has not received any notice (nor is any action pending or, to its knowledge, threatened) from any Governmental Entity or private party alleging noncompliance with any Privacy Law. The Company has complied with all applicable data breach notification requirements, and any consents required under the Privacy Laws for the collection, processing, transfer, and other use of Personal Information have been validly obtained. The Company has not sold or shared Personal Information in violation of any Privacy Law. To the Company’s knowledge, no event or condition exists that would reasonably be expected to require the Company to alter or cease any current or planned use of Personal Information under any Privacy Law, nor does the Company have any contractual or legal obligations that prevent it from collecting or using Personal Information in the manner it currently does or as contemplated in its business plans.

5.22.                Anti-Corruption and Sanctions. The Company is not engaging in any activity or conduct that would constitute an offense under any ABC Laws or any Sanctions, and, unless permitted by the relevant Governmental Entity, has not conducted any business dealings with a Sanctioned Party. The Company is itself not a Sanctioned Party and is not the subject of any pending or threatened investigation, inquiry, or proceeding by any Governmental Entity concerning non-compliance with ABC Laws or Sanctions. The Company shall (i) comply fully with all ABC Laws and Sanctions; (ii) not directly or indirectly pay, offer, promise, or authorize the provision of money or anything of value to a Government Official, intending to influence that official to obtain or retain business or an improper advantage, or otherwise secure unlawful personal gain; and (iii) unless permitted by the relevant Governmental Entity, refrain from conducting direct or indirect business dealings with any Sanctioned Party or any party located in, organized within, or operating from a sanctioned country or territory. For purposes of this Agreement, (a) “ABC Laws” includes anti-corruption and anti-bribery Laws such as the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, and the applicable sections of the Israeli Penal Law 1977, each as amended; (b) “Government Official” means an employee, officer, or representative of, or anyone acting in an official capacity for, a Governmental Entity, political party, or supra-national organization; (c) “Sanctioned Party” refers to any person who is subject to sanctions (including those on restricted-party lists maintained by the U.S., U.N., Switzerland, the EU, or the U.K.) or located in a comprehensively sanctioned country; and (d) “Sanctions” means U.S. or other sanctions imposed by the U.S., the United Nations, Israel, the EU, or the U.K.

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5.23.                Insurance. Section 5.23 of the Schedule of Exceptions contains a list of all insurance policies issued to or for the benefit of the Company, which policies contain coverage in amounts which to the Company's best knowledge are customary in the Company's industry and are reasonable under the circumstances. All such policies are in full force and effect, and there is no claim by the Company pending under any of such policies. All due premiums payable under all such policies have been paid; the Company is otherwise in compliance with the terms and conditions of all such policies; and the Company is not aware of any circumstances reasonably likely to give rise to any claim under any of such policies. The Company has not, to the best of its knowledge, taken any action, or omitted to take any action, which would be reasonably likely to render any such insurance policy void or voidable.

5.24.                Governmental Funding, Programs, etc. Except as set forth in Section 5.24 of the Schedule of Exceptions, the Company has not received, and there are no outstanding applications for, any grants, incentives, benefits (including tax benefits) and subsidies from any Governmental Entity or any agency thereof or any international or bilateral fund, institute or organization or public entities or authorities, including, from the Investment Centre of the Ministry of Economy and Industry of the State of Israel or the National Authority for Technological Innovation (previously known as the Office of the Chief Scientist of Israel’s Ministry of Economy), nor is the Company an “approved enterprise”, “benefited enterprise” or “preferred enterprise” within the meaning of the Israeli Encouragement of Capital Investments Law, 1959. The Company was and is in compliance, in all material respects, with the terms and conditions of any such grants or benefits. Except as set forth in Section 5.24 of the Schedule of Exceptions, there are no outstanding obligations of the Company to make any payment or other royalties under such grants or benefits. Except as set forth in Section 5.24 of the Schedule of Exceptions, no royalties, interest, or other payments are payable or will be payable by the Company as a result of such grants or benefits, and the consummation of the transactions contemplated hereby will not affect the continued qualification for such grants or benefits, the terms or duration thereof or require any reimbursement, repayment, refund or cancellation of any previously claimed or received grants or benefits.

5.25.                Registration Rights. Except for the Investors' Rights Agreement as and from the Closing, the Company is not under any obligation to register for trading on any securities exchange, any of its currently outstanding securities or any of its other securities.

5.26.                Broker's Fees. Other than as set forth in Section 5.26 of the Schedule of Exceptions, no agent, broker, investment banker, person or firm acting on behalf of or under the authority of the Company is or will be entitled to any broker's or finder's fee or any other commission directly or indirectly in connection with the transactions contemplated herein.

5.27.                Directors and Office Holders. The directors of the Company immediately following the Closing shall be as set forth in Exhibit D, attached hereto. Other than as set forth in Section 5.26 of the Schedule of Exceptions, each officer of the Company is currently devoting one hundred percent (100%) of his or her business time to the conduct of the business of the Company. To the Company's knowledge, no officer of the Company is planning to work less than full-time at the Company in the future.

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5.28.                Disclosure. The Company's representations and warranties made or contained in this Agreement, when considered in conjunction with the disclosures expressly included in the Schedule of Exceptions, do not contain any untrue statement of a material fact and do not omit to state a material fact required to be stated therein or necessary in order prevent any such representation or warranty from being misleading in light of the circumstances in which they were made or delivered.

6.             Representations and Warranties of the Investor. The Investor hereby represents and warrants to the Company that as of the date hereof, as of the Closing, and acknowledges that the Company is entering into this Agreement in reliance thereon:

6.1. Requisite Power and Authority. The Investor is duly organized and validly existing under the Laws of the State of Israel and has all necessary power and authority to execute and deliver this Agreement and the Ancillary Documents to which it is a party and to carry out their provisions. Upon their execution and delivery, this Agreement and the Ancillary Documents to which such Investor is a party will be valid and binding obligations of Investor, enforceable in accordance with their respective terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

6.2. Investment Experience. The Investor is an investor in securities of companies in the development stage and acknowledges that it can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Company.

6.3. No Registration. The Investor acknowledges that none of the securities which it is acquiring hereunder have been registered on any stock exchange or under the securities Laws of any jurisdiction.

6.4. Brokers. No agent, broker, investment banker, person or firm acting in a similar capacity on behalf of or under the authority of the Investor is or will be entitled to any brokerage or finders’ fees or agents’ commissions or any similar fee, directly or indirectly, in connection herewith.

6.5. No Public Market. The Investor understands that no public market now exists for its shares purchased hereunder and these have not been registered under the U.S. Securities Act of 1933, as amended or the rules or regulations promulgated thereunder (the “Securities Act”), and that the Company has made no assurances that a public market will ever exist for the shares purchased hereunder.

6.6. Full Access to Information. Without derogating from the Investor’s reliance on the Company’s representations and warranties under Section 5 above, and without limiting the scope thereof, the Investor has had opportunity to inquire and receive information relating to the Company and it has had an opportunity to ask questions and receive answers from the Company regarding the business, properties, prospects and financial condition of the Company in order to evaluate the financial risk inherent in making the investment hereunder, and deciding whether to purchase its shares.

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7.	[Reserved.]

8.	Default

8.1. Repayment upon an Event of Default. The Loan Amount shall become due and immediately repayable by the Company in full to the Investor, upon the first to occur of the following events (each, an “Event of Default”), unless waived in writing by the Investor: (i) the execution by the Company of a general assignment for the benefit of creditors; (ii) the filing by or against the Company of any petition in bankruptcy or liquidation proceedings of the Company or any petition for relief under the provisions of any Law for the relief of debtors, and the continuation of such petition without dismissal for a period of forty-five (45) days or more; (iii) the appointment of a receiver, a trustee or a special manager to take possession of a portion of the property or assets of the Company and the continuation of such appointment without dismissal for a period of forty-five (45) days or more; (iv) the commencement by the Company of any liquidation proceedings, or the adoption of a winding up resolution by the Company, or the calling by the Company of a meeting of creditors for the purpose of entering into a scheme or arrangement with them or any resolution in favour of any of the foregoing by the Board of Directors or shareholders of the Company; or (v) the cessation of conduct of all or substantially all of the Company’s business affairs for a consecutive period of more than sixty (60) days.

8.2. Notice. The Company undertakes to notify the Investor in writing promptly and in any case no later than within two working days, upon becoming aware of the occurrence of any Event of Default.

9.	Post-Closing Covenants

9.1.  Survival of Representations and Warranties; Indemnification.

9.1.1.     Each representation and warranty herein is deemed to be made on the date of this Agreement and at the Closing and shall survive and remain in full force and effect after the Closing; provided however, that the survival of all representations and warranties of the Company shall be limited to a period ending upon the earlier of (i) lapse of 3 (three) years from the Closing or (ii) the closing of a Deemed Liquidation event (including without limitation, through an exercise of the Call Option); and provided further, however, that notwithstanding the aforesaid, the survival of those representations and warranties contained in Section 5.1 (Organization), Section 5.3 (Authorization and Approvals Related to the Transaction; No Breach), Section 5.6 (Capitalization), Section 5.14 (Intellectual Property), Section 5.17 (Tax), Section 5.20 (Regulatory Matters) and Section 5.21 (Privacy and Data Protection) shall survive for a period of 5 (five) years from the Closing (in each case, a “Survival Period”).

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9.1.2.     The Company hereby agrees to hold harmless and indemnify the Investor and its executive officers, directors, employees, shareholders, agents and representatives (together with the Investor, the “Indemnitees”, and each an “Indemnitee”) against any and all damages, liabilities, losses, costs and expenses (including reasonable attorneys' fees and expenses), whether or not arising out of third-party claims (“Losses”), based upon, or arising out of, or relating to, (i) any breach by the Company of any representation or warranty or other statement contained in this Agreement which occurs within the applicable Survival Period (“Representation Indemnifiable Claims”), or (ii) any breach of any covenant or agreement contained in this Agreement, and which, if reasonably susceptible to being cured, remains uncured for 30 days following receipt of written notice thereof (“Covenant Indemnifiable Claims”; and collectively with Representation Indemnifiable Claims, “Company Indemnifiable Claims”); provided that, with respect to Company Indemnifiable Claims, in no event shall the Company be liable for any indirect, consequential, punitive, or special damages, including loss of profits or loss of business opportunities.

9.1.3.      In the event that an Indemnitee shall sustain or incur any Losses in respect of which indemnification may be sought by it pursuant hereto, such Indemnitee shall assert a claim for indemnification (a “Claim”) by giving written notice thereof, which shall describe in reasonable detail the facts and circumstances upon which the asserted claim for indemnification is based, to the Company and shall thereafter keep the Company reasonably informed with respect thereto; provided, that a failure of the Indemnitee to give the Company prompt notice as provided herein shall not relieve the Company of any of its obligations hereunder, except in the case where the Company, is actually and materially prejudiced by such failure, in which case, the Company will be relieved from its indemnification obligations hereunder but only to the extent of the damages caused to it due to such failure. In connection with a third-party claim, the Company shall promptly assume the defense of the Claim with counsel reasonably satisfactory to the Indemnitee, and the fees and expenses of such counsel shall be borne by the Company. The Indemnitee will cooperate with the Company in the defense of any Claim for which the Company assumes the defense, at the Company’s reasonable cost and expense. In the event that counsel retained by the Company to defend a Claim also represents the Company in any other matter giving rise to a conflict of interest with respect to such Claim, the Indemnitee shall have the right to select separate counsel to assume the defense, and the fees and expenses of such separate counsel shall be borne by the Company. In any event, the Indemnitee shall have the right to participate in the defense of any third-party Claim with counsel of its choosing at its own expense. The Company will not agree, without the consent of the Indemnitee (which shall not be unreasonably withheld, conditioned or delayed), to any settlement that (i) includes any admission of fault or wrongdoing by the Indemnitee, or (ii) imposes any non-monetary obligations or restrictions on the Indemnitee, or (iii) would result in a monetary liability to the Indemnitee.

9.1.4.     The monetary amount of the indemnification hereunder shall be limited to the aggregate outstanding principal actually advanced by the Investor under the Initial Principal Amount, the Second Principal Amount and any portion of the Third Investment Amount funded as of the date of the applicable Claim less any amount of damages previously paid to the Indemnitee by the Company under this indemnity clause, and any amount of the Initial Principal Amount or Second Principal Amount previously repaid to the Investor; provided, however, that any such repayments shall not reduce the monetary cap applicable to indemnification for Losses arising from the defence of Third Party Claims. No claim or claims shall be brought unless the aggregate amount of such claim exceeds fifty thousand U.S. Dollars ($50,000), provided that in case of a claim in excess of the aforesaid threshold, the claim can be submitted for the entire amount of such loss. Subject to Section 9.2 below, the indemnification provided by the Company pursuant to this Section 9.1 shall be the exclusive remedy available to the Indemnitees against the Company in connection with any Company Indemnifiable Claim, except in the case of gross negligence or fraudulent, bad faith, or wilful misrepresentation or breach (in which cases the limitations under this Section 9.1.4 shall not apply). Notwithstanding the foregoing or anything else in this Section 9, the Investor shall be entitled to specific performance of any of the covenants, obligations, or undertakings of the Company under this Agreement and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

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9.1.5.     Notwithstanding anything to the contrary herein, no Indemnitee shall be entitled to recover from the Company more than once for the same Loss, even if such Loss gives rise to more than one claim for indemnification under this Agreement or involves more than one Indemnitee. For the avoidance of doubt, separate and distinct Losses incurred by different Indemnitees (even if arising from the same Company Indemnifiable Claim) shall each be recoverable by the respective Indemnitee.

9.2. Capitalization Adjustments. If at any time following the Closing, the Capitalization Table is found to have been not reflective of all the issued and outstanding share capital of the Company as of the Closing on a Fully-diluted Basis, then at the Investor’s election (in lieu of indemnification remedy under Section 9.1 above), the Company shall issue to the Investor upon conversion of the Principal Amount (and contingent thereon), or thereafter if such discovery is made after the conversion, the number of additional Conversion Shares, for no additional consideration, that would have been required in order for the Investor to maintain its shareholding percentage in the Company on a fully-diluted basis as of the Closing, as set forth in the Capitalization Table, and the Capitalization Table shall be updated accordingly. This provision shall expire upon the earlier of: (i) the lapse of the applicable statute of limitations, and (ii) immediately prior to the consummation of a Deemed Liquidation event (including without limitation, through an exercise of the Call Option).

9.3. Evidence of Filing – Share Issuances. The Company shall file with the Israeli Registrar of Companies the Amended Articles and the issuance of the Special Share immediately following the Closing. All notices that were to be filed with the Israeli Registrar of Companies according to applicable Law in connection with this Agreement shall be immediately filed following the Closing and each Subsequent Closing subject to receipt from the Investor of the data and documents required for such filings.

9.4. Data Protection Officer. Within 60 days following the Closing the Company agrees to seek external counsel advice with respect to the necessary to appoint a data protection officer and to comply with such advice.

10.	Miscellaneous.

10.1.   Governing Law. This Agreement shall be governed, construed and interpreted in accordance with the Laws of the State of Israel, without giving effect to principles of conflicts of Law or choice of Law that would cause the substantive Laws of any other jurisdiction to apply.

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10.2.   Jurisdiction. The competent courts in Jerusalem shall have sole and exclusive jurisdiction over all matters relating to this Agreement.

10.3.   Amendment and Waiver. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only (a) by the written consent of the Company and the Investor; or (b) in the case of a waiver only, by the written consent of the Investor or the Company, as applicable.

10.4.   Entire Agreement. This Agreement (including the preamble hereof), the Exhibits and Schedules hereto, and the other Ancillary Documents constitute the entire agreement among the Parties relative to the specific subject matter hereof and thereof.

10.5.   Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by email with confirmation of transmission if sent during normal business hours of the recipient, if not, then on the next business day; (c) ten (10) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) two business days after deposit with an internationally-recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent out as set forth below:

Company	______________ Neurolief Ltd. 12 Giborei Israel, Netanya, Israel, 4250412 Attn: Chief Executive Officer E-mail: scott.drees@neurolief.com
With a copy (which shall not constitute service of process) to:	Amit, Polak, Matalon & Co. 18 Raoul Wallenberg St. Building D 6th floor Tel Aviv 6971915 Attn: James Raanan, Adv. E-mail: jamesr@apm.law
Investor

BrainsWay Ltd______________

16 Hartum St, Har Hotzvim, Jerusalem 9777516, Israel

Fax: +972-2-5812517

Attn: Menachem C. Klein. Esq.,

VP, General Counsel and Corporate Secretary Office

E-mail: MKlein@brainsway.com

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With a copy (which shall not constitute service of process) to:

S. Friedman, Abramson &Co______________

Azrieli Town, 146 Menachem Begin Road, Tel Aviv, Israel

Fax: +972-3-6931930

Attn: Sarit Molcho and Simon Synett__________

E-mail: saritm@sfa.law;simons@sfa.law___________

10.6.   Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, which shall remain enforceable, to the fullest extent permitted by Law. Furthermore, to the fullest extent possible, the provisions of this Agreement (including, without limitation, the portion of this Agreement containing any provision held to be invalid, illegal or unenforceable that is not itself invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

10.7.   Expenses. Each Party shall pay all costs and expenses that it incurs with respect to this Agreement; provided however that, the Company shall pay to the Investor (or its designee), subject to and upon the consummation of the Closing, the legal and accounting fees and other expenses in respect of the due diligence process and execution and closing of this transaction as incurred by the Investor, in an aggregate amount not to exceed $35,000 plus (ii) VAT on such amount.

10.8.   Counterparts. This Agreement may be executed in two or more counterparts (including counterparts transmitted by electronic mail in PDF format), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.9.   Successors and Assigns. The provisions hereof shall inure to the benefit of, and be binding upon, the successors and assigns of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. None of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned by the Investor or transferred without the prior consent in writing of the Company, with the exceptions of permitted assignments contemplated in Section 12.10 of the Call Option Agreement which shall apply mutatis mutandis.

10.10. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

10.11. Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby. Without derogating from the generality of the foregoing, in the event of a readjustment of the Investor’s Pro Rata Portion (as defined in the Call Option Agreement and in connection with the exercise of the Call Option), the term Fully Diluted (and hence the Conversion Price and the Third Investment PPS) will be adjusted accordingly, and the Parties agree to take such actions as are necessary to ensure that the Investor will hold the correct number of shares in connection therewith, or to otherwise modify contractually modify the Investor’s Pro Rata Portion accordingly.

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[EXECUTION PAGE TO INVESTMENT AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have executed this Investment Agreement as of the date set forth in the first paragraph hereof.

Neurolief Ltd. By (sign name): _________________ Print Name: ____________________ Title: _______________________ Date: ________________________	Brainsway Ltd. By (sign name): _________________ Print Name: ____________________ Title: _______________________ Date: ________________________

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